UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35672

BERRY GLOBAL GROUP, INC.

(Exact name of registrant as specified in its charter)

101 Oakley Street
Evansville, IN 47710
(812) 424-2904
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the rule provision relied upon to strike the class of securities from listing and registration:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On April 30, 2025, pursuant to the Agreement and Plan of Merger, dated as of November 19, 2024, by and among Amcor plc (“Amcor”), Aurora Spirit, Inc., a wholly-owned subsidiary of Amcor (“Merger Sub”), and Berry Global Group, Inc. (“Berry”), Merger Sub merged with and into Berry, with Berry surviving as a wholly-owned subsidiary of Amcor.

Pursuant to the requirements of the Securities Exchange Act of 1934, Berry Global Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2025	Berry Global Group, Inc.

By:	/s/ Michael J. Rumley
Name:	Michael J. Rumley
Title:	Treasurer